Mail Stop 4561
Via Fax (301) 718-2444

April 4, 2008

Brian Radecki
Chief Financial Officer
CoStar Group, Inc.
2 Bethesda Metro Center
10th Floor
Bethesda, MD 20814

      Re: CoStar Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed on February 29, 2008
             File No. 000-24531

Dear Mr. Radecki:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 29

1.   There are many instances where two or more sources of a material change in operating cost and expenses have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. impact of acquisitions, increased compensation, hiring, and training expense, increased marketing efforts, increased "equity compensation", addition of offshore resources from your geographic and retail expansion, increased research costs associated with further service enhancements to existing platforms, etc.). In addition, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance.

Liquidity and Capital Resources, page 34

2.   We note that your discussion of cash flows provided by operating activities recites the information contained on the face of your cash flow statement and focuses on changes from non-cash items rather than significant changes in operating assets or liabilities. For example, we note that you do not provide an explanation for why accounts receivable and accounts payable and accrued expenses fluctuated. When preparing the discussion and analysis of cash flows, you should address the underlying drivers contributing to material changes. In this regard, please tell us how you considered the guidance in Section IV.B of SEC Release 33-8350 and Section III.C of SEC Release 33-6835.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.   We note that you recognize revenue from subscription-based services on a straight-line basis over the term of the agreement, which is typically one year, and we note from your disclosures on page 4 that these agreements renew automatically. We further note your disclosure on page 14 that the downturn in the commercial real estate market may lead to more cancellations. Tell us the nature of your cancellation terms (i.e. how, when or if cancellation privileges expire), how you account for the impact of such cancellations on revenue recognition, and if you have experienced any significant out of period

cancellations. Additionally, tell us how you considered disclosing the nature of cancellation terms and your accounting policy for refundable fees pursuant to the guidance of SAB 104, SAB Topic 13A(4)(a), SFAS 140, and SFAS 48, as applicable, in your revenue recognition footnote.

Note 5. Goodwill, page F-17

4.   We note that you present accumulated amortization of goodwill in your footnote disclosure. Tell us how you considered removing this disclosure, as amortization of goodwill was eliminated upon adoption of SFAS 142. Furthermore, tell us how you considered presenting the changes in the carrying amount of goodwill for each period in which a statement of financial position is presented pursuant to paragraph 45(c) of SFAS 142.

5.   Additionally, tell us how you considered disclosing goodwill for each reportable segment in accordance with paragraph 45(c) of SFAS 142. Further, tell us how you considered the guidance in paragraph 18 of SFAS 142 to perform your goodwill impairment test at the reporting unit level and tell us how you considered including a discussion of this requirement in your policy disclosures on page F-14.

Note 8. Gain on Lease Settlement, Net, page F-21

6.   We note that you recorded a $7.6 million gain for the "assignment" of your leased office space in London to Trafigura. Tell us what the nature of the cash payment related to (i.e. why did Trafigura provide a cash payment to the Company rather than the landlord?) and tell us why the Company recognized the gain upon receipt of the cash payment versus over the remaining lease term, including the specific accounting guidance you relied upon in accounting for this assignment. In this regard, please confirm whether you have any further obligation to the landlord under the original operating lease or to Trafigura under the assignment agreement.

7.   In addition, tell us how you accounted for these leasehold interests prior to the assignment, including how you reflected the proceeds received from the lease assignment in the statement of cash flows.

Note 9. Commitments and Contingencies, page F-21

8.   We note your discussion of the legal proceedings with LoopNet beginning on page 19. Tell us how you considered the requirements of paragraph 10 of SFAS 5 to include a discussion of this litigation in the footnotes to the Company's audited financial statements.

Note 10. Segment Reporting, page F-22

9.   We note that the Company generates approximately 95% of total revenues from four primary service offerings (i.e. CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional, and FOCUS). Tell us how you considered reporting revenue by each service or each group of similar services in your enterprise wide disclosures pursuant to paragraph 37 of SFAS 131.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief